UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

IronNet, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

46323Q105
(CUSIP Number)

James Coats 4th Floor, 7 Vigo St, Savile Row House London, W1S 3HF, UK +44 20 3405 7321

Authorized to Receive Notices and Communications

August 26, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
C5 Investors General Partner Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,700,484 (See Item 5)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
6,700,484 (See Item 5)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,700,484

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.9%(1) (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 84,423,567 shares of common stock issued and outstanding on August 26, 2021 as reported by the Company (as that term is defined herein).

1	NAMES OF REPORTING PERSONS
C5 Investors LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,700,484 (See Item 5)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
6,700,484 (See Item 5)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,700,484

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.9%(1) (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 84,423,567 shares of common stock issued and outstanding on August 26, 2021 as reported by the Company (as that term is defined herein).

1	NAMES OF REPORTING PERSONS
C5 Capital Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,700,484 (See Item 5)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
6,700,484 (See Item 5)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,700,484

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.9%(1) (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 84,423,567 shares of common stock issued and outstanding on August 26, 2021 as reported by the Company (as that term is defined herein).

1	NAMES OF REPORTING PERSONS
C5 Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,700,484 (See Item 5)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
6,700,484 (See Item 5)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,700,484

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.9%(1) (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 84,423,567 shares of common stock issued and outstanding on August 26, 2021 as reported by the Company (as that term is defined herein).

Introductory Statement: The shares subject to this Report (the “Shares”) are held by C5 Partners LLC (the “LLC”). C5 Investors General Partner Limited (“GP Limited”) acts on behalf of C5 Investors LP (C5 LP”), the sole manager of the LLC. C5 Capital Limited (“C5 LP”) is the investment manager of C5 LP and exercises voting and investment power with respect to the Shares.  The information required by instruction C to Schedule 13D with respect to the general partners, executive officers and directors of the Reporting Persons, as the case may be, and not included below, is set forth in Annex A hereto.

Item 1.	Security and Issuer.

The name of the subject company (the “Company”) is IronNet Inc., and the address of its principal executive office is 7900 Tysons One Place, Suite 400, McLean, VA 22102.

The class of securities to which this Statement relates is the common stock, par value $0.0001 per share of the Company (“Common Stock”).

Item 2.	Identity and Background.

a.	Name

This Statement is filed by C5 Partners LLC, C5 Investors General Partner Limited, C5 Investors LP and C5 Capital Limited (the “Reporting Persons”).

b.	Residence or Business Address

The business address of each of the Reporting Persons is 7 Vigo Street, London, W1S 3HF, UK.

c.	Occupation

C5 Partners LLC is a single entity investment firm focused on cyber security.

C5 Investors General Partner Limited is the general partner of C5 Investors, LP.  It is generally in the business of governing the administration and management of C5 Investors LP and C5 Partners LLC.

C5 Capital Limited is the investment manager of C5 Investors LP. C5 Capital Limited focuses on investing in cybersecurity and closely aligned sectors such as data analytics, cloud-computing infrastructure and space. It is Investment manager or advisor to multiple entities.

The remaining information required by instruction C to Schedule 13D with respect to the general partners, executive officers and directors of the Reporting Persons, as the case may be, is set forth in Annex A hereto.

d.	Convictions

During the last five years, none of the Reporting Persons, or, to their knowledge, any of the partners, directors or executive officers thereof, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

e.	Civil Judgments

During the last five years, none of the Reporting Persons, or, to their knowledge, any of the partners, directors or executive officers thereof, is or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	Citizenship

C5 Partners LLC is a limited liability company organized under the laws of Delaware, USA.

C5 Investors General Partner Limited is an exempted company incorporated and organized under the laws of the Cayman Islands.

C5 Capital Limited is a private limited company incorporated and organized under the laws of England and Wales.

C5 Investors LP is an exempted limited Partnership registered and organized under the laws of the Cayman Islands.

Item 3.	Source or Amount of Funds or Other Consideration.

Between May 3 & June 29, 2018, C5 Partners LLC purchases 480,111 shares of Series B Preferred Stock and between February 7 & December 30, 2020 purchases 342,936 shares of Series B2 Preferred Stock of IronNet Cybersecurity, Inc., a Delaware corporation (“Legacy IronNet”) for aggregate consideration of $60,000,126.24.

On August 26, 2021 (the “Closing Date”), Legacy IronNet, LGL Systems Acquisition Corp., a Delaware corporation (“LGL”), and LGL Systems Merger Sub Inc., a Delaware corporation (“Merger Sub”), consummated the closing of the transactions contemplated by an Agreement and Plan of Reorganization and Merger, dated March 15, 2021, as amended August 6, 2021, by and among Legacy IronNet, LGL and Merger Sub (the “Business Combination Agreement”)

Pursuant to the terms of the Business Combination Agreement, a business combination of Legacy IronNet and LGL was effected by the merger of Merger Sub with and into Legacy IronNet (the “Merger”), with Legacy IronNet surviving the Merger (the “Surviving Corporation”) as a wholly owned subsidiary of LGL (the Merger, collectively with the other transactions described in the Business Combination Agreement, the “Business Combination”). Following the consummation of the Merger on the Closing Date, LGL changed its name from LGL Systems Acquisition Corp. to IronNet, Inc. (the “Company”).

Pursuant to the Business Combination Agreement, at the effective time of the Business Combination, (i) each outstanding share of Legacy IronNet common stock and Legacy IronNet preferred stock (with each share of Legacy IronNet preferred stock being treated as if it were converted into ten (10) shares of Legacy IronNet common stock on the effective date of the Business Combination) was converted into the right to receive (a) a number of shares of Company common stock equal to the Exchange Ratio (as defined below) and (b) a cash amount payable in respect of fractional shares of Company common stock that would otherwise be issued in connection with the foregoing conversion, if applicable. Legacy IronNet stockholders, may also receive additional merger consideration in the form of a pro rata portion of 1,078,125 shares of Company common stock if the volume weighted average closing share price for the Company’s common stock equals or exceeds $13.00 for ten (10) consecutive days during the two-year period following the Closing Date (the “Contingent Consideration Right”).

The Exchange Ratio was 0.8141070 of a share of Company common stock per fully diluted share of Legacy IronNet common stock.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares for investment purposes. One or more of the Reporting Persons may determine to purchase additional shares of the Company’s Common Stock or other securities in the open market or otherwise, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors. One or more of the reporting persons could determine, based upon the same set of factors listed above with respect to purchases, to sell some or all of the Shares. Except as set forth above, the Reporting Persons have no intention to effect any of the transactions specified in Item 4 of Schedule 13D.

Andre Pienaar is a director of the Company and was nominated by one or more Reporting Persons.  Mr. Pienaar is a director and executive officer of one or more Reporting Persons.

Item 5.	Interest in Securities of the Issuer.

(a)   C5 Investors LLC is the holder of the Shares, which represent 7.9% of the outstanding shares of Common Stock as of August 26, 2021. C5 Investors General Partner Limited acts on behalf of C5 Investors LP, the sole manager of C5 Partners LLC. Therefore, C5 Investors General Partner Limited and C5 Investors LP may be deemed to beneficially own the Shares.  In addition, C5 Capital Limited, which is the investment manager of C5 Investors LP, exercises voting and investment power with respect to the Shares and so may be deemed to beneficially own the Shares.

(b)   C5 Capital Limited exercises voting and investment power with respect to the Shares.

(c)   Except for the conversion  IronNet Cybersecurity, Inc. preferred stock into Shares, none of the Reporting Persons or, to their knowledge, any partner, executive officer or director thereof, has engaged in any transaction in any shares of the Company’s Common Stock during the sixty days immediately preceding the date hereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Lock-Up Agreement:

The Company has entered into Lock-Up Agreements with certain parties, including C5 Partners LLC, pursuant to which they have agreed not to dispose of their shares of Common Stock for a period of 180 days following August 26, 2021, subject to certain customary carve-outs.

The foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of the Lock-Up Agreement, a copy of which is filed as Exhibit 2 hereto, and incorporated herein by reference.

Registration Rights Agreement:

The Company has entered into an Amended and Restated Registration Rights Agreements with certain parties, including C5 Partners LLC, pursuant to which the Company has agreed to file a shelf registration statement with respect to the “registrable securities” held by each such party, including the Shares. The Company also will provide customary “piggyback” registration rights, pay certain expenses relating to such registrations and indemnify the stockholders against certain liabilities.

The foregoing description of the Amended and Restated Registration Rights Agreement is qualified in its entirety by reference to the full text of the Amended and Restated Registration Rights Agreement, a copy of which is filed as Exhibit 3 hereto, and incorporated herein by reference.

Contingent Consideration Right

The description of the Contingent Consideration Right is incorporated herein from Item 3 hereof.

Item 7.	Material to Be Filed as Exhibits

EXHIBIT	DESCRIPTION

1	Joint Filing Agreement dated September 9th, 2021 among the Reporting Persons

2	Form of Lock-Up Agreement

3	Amended and Restated Registration Rights Agreement dated August 26, 2021

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 9th, 2021

C5 Capital Limited

By:	/s/ Andre Pienaar
Name: Andre Pienaar
Title: Director

C5 Investors General Partner Limited

By:	/s/ James Coats
Name: James Coats
Title: Director

C5 Investors LP

By:	/s/ James Coats
Name: James Coats
Title: Director

C5 Partners, LLC

By:	/s/ Andre Pienaar
Name: Andre Pienaar
Title: Director

Annex A
To Schedule 13D

Partners, Directors and Executive Officers of Reporting Persons

The following table sets forth the name, present principal occupation or employment and the principal business and address of any corporation or other organization in which such employment is conducted, and citizenship of each Partner, Director and Executive Officer of C5 Partners LLC, C5 Investors General Partner Limited, C5 Investors LP and C5 Capital Limited.

Unless otherwise indicated, the business address of each such person is 7 Vigo Street, London, W1S 3HF, UK.

Name	Position(s) with Reporting Person(s)	Other Present Principal Occupation or Employment	Citizenship
Andre Pienaar	Director, Investors General Partner Limited Chief Executive Officer and a Director, C5 Capital Limited
William Kilmer	Director, C5 Investors General Partner Limited Director, C5 Capital Limited
James Coates	Director, of C5 Investors General Partner Limited		United Kingdom
Linda Zecher	Director, C5 Capital Limited